UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File Number: 333-38250

KRISPY KREME DOUGHNUT CORPORATION
RETIREMENT SAVINGS PLAN
(Exact name of registrant as specified in its charter)

370 Knollwood Street
Winston-Salem, North Carolina 27103
(336) 725-2981
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

       Approximate number of holders of record as of the certification or notice date: None*

       * Shares of Krispy Kreme Doughnuts, Inc. common stock have been eliminated as an investment option under the Krispy Kreme Doughnut Corporation Retirement Savings Plan (the “Retirement Savings Plan”). Therefore, Krispy Kreme Doughnuts, Inc. has filed a post-effective amendment on Form S-8 with the Securities and Exchange Commission to deregister all of the previously registered shares of Krispy Kreme Doughnuts, Inc. common stock that remain unissued and unsold under the Retirement Savings Plan. This Form 15 has been filed to suspend the Retirement Savings Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.

       Krispy Kreme Doughnuts, Inc.’s Common Stock and Preferred Share Purchase Rights continue to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended.

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Krispy Kreme Doughnut Corporation Retirement Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 16, 2014	By:	/s/ Douglas R. Muir
		Name:	Douglas R. Muir
		Title:	Member of the Retirement Savings Plan
Committee